As filed with the Securities and Exchange Commission on July 9, 2010

No. 812-__________

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c), 57(c) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 THEREUNDER, GRANTING EXEMPTIONS FROM SECTIONS 18(a), 57(a)(1), 57(a)(2) AND 61(a) OF THE ACT, AND AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)

GOLUB CAPITAL BDC, INC.
GC SBIC IV – GP, INC.
GC SBIC IV – GP, LLC
GC SBIC IV, L.P.
LEG PARTNERS DEBENTURE SBIC, L.P.
LEG PARTNERS III SBIC, L.P.
and
GC ADVISORS LLC

150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
 (312) 205-5050

All Communications, Notices and Orders to:
David B. Golub
GC Advisors LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
 (312) 205-5050

Copies to:
David J. Harris
Thomas J. Friedmann
DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006

July 9, 2010

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
	)	APPLICATION FOR AN
GOLUB CAPITAL BDC, INC.
GC SBIC IV – GP, INC.
GC SBIC IV – GP, LLC
GC SBIC IV, L.P.
LEG PARTNERS DEBENTURE SBIC, L.P.
LEG PARTNERS III SBIC, L.P.
and
GC ADVISORS LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050
) ) ) ) ) ) ) ) ) ) ) )
ORDER PURSUANT TO
SECTIONS 6(c), 57(c) AND
57(i) OF THE INVESTMENT
COMPANY ACT OF 1940, AND
RULE 17d-1 THEREUNDER,
GRANTING EXEMPTIONS
FROM SECTIONS 18(a),
57(a)(1), 57(a)(2) AND 61(a)
OF THE ACT, AND
AUTHORIZING CERTAIN
JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY

File No. 812-_________	)	SECTION 57(a)(4)
Investment Company Act of 1940)

Golub Capital BDC, Inc. (the “Company”), GC Advisors LLC (the “Investment Adviser”), GC SBIC IV – GP, Inc. (the “GP Managing Member”), GC SBIC IV – GP, LLC (the “General Partner”), GC SBIC IV, L.P. (“Golub SBIC”), LEG Partners Debenture SBIC, L.P. (“LEG Partners Debenture”) and LEG Partners III SBIC, L.P. (“LEG Partners III,” and together with LEG Partners Debenture, the “Golub SBIC Entities”) (collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 57(c), and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act” ),1 and Rule 17d-1 thereunder,2 granting exemptions from Sections 18(a), 57(a)(1), 57(a)(2) and 61(a), and authorizing certain joint transactions otherwise prohibited by Section 57(a)(4).
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[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

In particular, the relief requested in this application (the “Application”) would permit the Company and any direct or indirect wholly owned subsidiaries of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”) to engage in certain transactions that would otherwise be permitted if the Company and its Subsidiaries were one company, and to the extent that any of the Company’s Subsidiaries is licensed by the U.S. Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBIA”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”), to adhere to modified asset coverage requirements under Section 61.  The relief requested would also permit the Golub SBIC Entities, existing SBICs, to transfer unused SBA approved commitments currently held by the Golub SBIC Entities to Golub SBIC and permit Golub SBIC to reimburse the Golub SBIC Entities for the one percent commitment fee they paid the SBA at the time the commitments were issued.

Any existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.           The Company

The Company was organized under the General Corporation Law of the State of Delaware on April 13, 2010 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)3 under the 1940 Act.4  In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.  The Company’s principal place of business is 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606.
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[3]
Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[4]	The Company’s predecessor and wholly owned subsidiary, Golub Capital Master Funding LLC, a Delaware limited liability company, was formed in July 2007.

In connection with its initial public offering of common stock (the “IPO”), effective April 14, 2010 the Company filed a registration statement on Form N-2 (File No. 333-163279) (the “N-2”) and a notice under Form N-6F to be subject to Sections 55 through 65 of the 1940 Act.  Effective April 13, 2010, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  The registration statement was declared effective on April 14, 2010.  Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.  The Company’s common stock is listed on the NASDAQ Global Select Market and trades under the ticker symbol “GBDC”.

The Company seeks to maximize the total return to its stockholders through both current income and capital appreciation through debt and minority equity investments.  The Company intends to achieve its investment objective by (1) accessing the established loan origination channels developed by Golub Capital Incorporated and Golub Capital Management LLC (collectively “Golub Capital”), (2) selecting investments within its core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital, a leading lender to middle-market companies with more than $4.0 billion of capital as of March 31, 2010.

The board of directors of the Company (the “Board”) has five members, of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19).  As of July 1, 2010, the Company had no employees and three officers.

B.           The GP Managing Member and the General Partner

The GP Managing Member was organized as a corporation under the laws of the state of Delaware on July 6, 2010, and is a Subsidiary of the Company.  The GP Managing Member serves as the managing member of the General Partner.

The General Partner was organized as a limited liability company under the laws of the state of Delaware on July 6, 2010, and is a Subsidiary of the Company.  The GP Managing Member and the Company are the sole members of the General Partner.  The General Partner is the general partner of Golub SBIC.

C.           Golub SBIC

Golub SBIC submitted an application to the SBA for a license to operate as an SBIC on December 18, 2009 and the application was accepted for filing on January 20, 2010 (“SBIC Application”).5  The SBIC Application is currently pending.  Upon approval of the SBIC Application and the SBA’s grant of the SBIC license to Golub SBIC, the Company would directly own 99% of Golub SBIC in the form of a limited partner interest.  Additionally, the General Partner would own 1% of Golub SBIC in the form of a general partner interest.  Golub SBIC was organized as a limited partnership under the laws of the state of Delaware on July 6, 2010.
_____________________
[5]	Although the SBIC Application was filed prior to the formation of the Company, the SBIC Application was modified on April 23, 2010 to reflect the Company as the parent of Golub SBIC.

Upon Golub SBIC’s receipt of the SBIC license, the General Partner will be the general partner of Golub SBIC, and the Company will act as Golub SBIC’s manager and investment adviser.  Golub SBIC is not registered under the 1940 Act as it relies on the exemption from the definition of investment company contained in Section 3(c)(7).

Golub SBIC has the same investment objective and strategies as the Company, as summarized above.  Although Golub SBIC has not originated any debt or equity investments as of June 30, 2010, it intends to originate such investments in the near future and may acquire SBA approved commitments from the Golub SBIC Entities through the Transfer (as defined below) or directly from the SBA.

As an SBIC, Golub SBIC will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations.  In addition, Golub SBIC will be audited on an annual basis by a third-party accounting firm.  SBICs are designed to stimulate the flow of private equity capital to eligible small businesses.  Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years.  In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA.  A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years.  SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales.  According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses.  In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

D.           The Investment Adviser

Subject to the overall supervision of the Board, GC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, will serve as the investment adviser to the Company pursuant to an investment advisory agreement dated March 5, 2010 (as re-approved from time to time by the Board, the “Investment Advisory Agreement”).  The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended.  The Investment Adviser is a member of the Golub Capital group of companies.  Affiliates of the Investment Adviser that are managed by the same members of the Investment Adviser’s senior management team have experience operating SBICs, including the Golub SBIC Entities.

E.           The Golub SBIC Entities

LEG Partners Debenture was organized as a limited partnership under the laws of the state of Delaware on January 15, 1999 and is a subsidiary of Golub Capital Company IV, LLC.  Golub Debenture GP, LLC is the general partner of LEG Partners Debenture.  LEG Partners Debenture received a license from the SBA to operate as an SBIC on February 5, 1999.  As of March 31, 2010, LEG Partners Debenture had approximately $45 million of net assets.

LEG Partners III was organized as a limited partnership under the laws of the state of Delaware on January 5, 1999 and is a subsidiary of Golub Capital Company IV, LLC.  Golub PS-GP, LLC is the general partner of LEG Partners III.  LEG Partners III received a license from the SBA to operate as an SBIC on February 5, 1999.  As of March 31, 2010, LEG Partners III had approximately $22 million of net assets.

The Golub SBIC Entities fund their activities by issuing equity to investors and issuing debentures to the SBA pursuant to outstanding SBA approved commitments.  As of May 31, 2010, the Golub SBIC Entities held approximately $85 million of unused SBA approved commitments.

Following approval of the SBIC Application, it is anticipated that Golub SBIC will become the primary vehicle through which Golub Capital participates in SBIC eligible deals.  In order to facilitate Golub SBIC’s investment activities, the Golub SBIC Entities would transfer up to $60.0 million of their unused SBA approved commitments to Golub SBIC (the “Transfer”) and Golub SBIC would reimburse the Golub SBIC Entities for the one percent up-front commitment fee that the Golub SBIC Entities paid to the SBA at the time the commitments were issued.  Golub SBIC would be required to pay the exact same up-front commitment fee to the SBA were it to obtain a comparable amount of commitments from the SBA directly.

II.	REQUESTED RELIEF

A.   Sections 6(c) and 18

1.    Section 6(c)

Section 6(c) authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or any rule thereunder if, and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.           Section 18

Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section.  “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer.  Under the provisions of Section 18(a)(1)(A) of the 1940 Act, senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale.  Section 61(a) of the 1940 Act applies Section 18 of the 1940 Act to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions.  One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent.

Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBIA.  However, companies operating under the SBIA, such as SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure.  An SBIC with outstanding SBA financial assistance may not incur any secured, third-party debt or refinance any debt with secured, third-party debt without prior written approval of the SBA.  Golub SBIC and any other SBIC Subsidiary will be regulated by the SBA and operate under the SBIA.  There will be no difference in the SBA’s regulation of Golub SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

3.           Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof.  Since Golub SBIC is, and other SBIC Subsidiaries would be, Subsidiaries of the Company, a question exists as to whether the Company must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) solely on an individual basis or whether the Company must also comply with these asset coverage requirements on a consolidated basis, because the Company may be deemed to be an indirect issuer of any class of senior security issued by Golub SBIC or another SBIC Subsidiary.  Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by itself, by Golub SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, Golub SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

4.           Requested Order

While the Applicants do not concede that they must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a)) on a consolidated basis, the Applicants wish to avoid any question regarding their compliance with Section 18(a) (as modified by Section 61(a)).  For the purposes of the requested relief, and only for such purposes, the Applicants wish to treat Golub SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act.  Accordingly, the Applicants respectfully request on behalf of themselves and any other SBIC Subsidiaries an Order of the Commission, pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio.  The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders issued by the Commission pursuant to Section 6(c) of the 1940 Act in the past.

B.          Sections 57(a)(1), 57(a)(2) and 57(c)(1)

1.           Section 57(c)

Section 57(c) of the 1940 Act provides that the Commission will exempt a proposed transaction from Section 57(a) if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and the proposed transaction is consistent with the policy of the business development company concerned and consistent with the general purposes of the 1940 Act.  Applicants believe that the requested relief from Section 57(a) meets these standards for the reasons discussed below.

2.           Sections 57(a)(1) and 57(a)(2)

Sections 57(a)(1) and (2) of the 1940 Act make it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal: (1) knowingly to sell any security or other property to the BDC or to any company controlled by the BDC (except securities of which the buyer is the issuer or securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities); or (2) knowingly to purchase from the BDC or from any company controlled by the BDC any security (except securities of which the seller is the issuer).

Section 57(b) specifies the persons to whom the prohibitions of Sections 57(a)(1) and (2) apply.  These persons include the following: (1) any director, officer, employee or other member of an advisory board of the BDC or any person who controls, is controlled by, or is under common control with, such director, officer, employee or advisory board member; or (2) (A) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, the BDC (except for the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or (B) any person (i) who controls, is controlled by, or is in common control with, such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with, the BDC or (ii) who is an officer, director, partner, co-partner or employee of such adviser, promoter, general partner, principal underwriter or person controlling, controlled by, or under common control with, the BDC.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner or employee of a person described in (a) of the rule.

Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Section 2(a)(9) also provides that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company and that any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company.  Section 2(a)(9) also states that a natural person shall be presumed not to be a controlled person.

3.    Need for Relief

a.	Relief to Transfer SBA Approved Commitments from the Golub SBIC Entities to Golub SBIC

The Golub SBIC Entities would be persons related to Golub SBIC in a manner described in Section 57(b) because each Golub SBIC Entity is, either directly or indirectly, under common control with GC Advisors, the Company’s investment adviser, and Golub SBIC is controlled by the Company.

Following approval of the SBIC Application and over time as the Golub SBIC Entities manage out their investments, Golub SBIC will become Golub Capital’s primary SBIC investment vehicle.  Accordingly, the Golub SBIC Entities propose to transfer up to $60 million of their unused SBA approved commitments to Golub SBIC, which will reimburse the Golub SBIC Entities for the one percent up-front commitment fee they paid to the SBA at the time the commitments were issued.  Golub SBIC would be required to pay the same up-front commitment fee to the SBA were it to obtain such commitments directly from the SBA.  The SBA approved commitments that are the subject of the Transfer are not assets in the traditional sense, and arguably should not be subject to Section 57(a)’s restrictions.  Moreover, because Golub SBIC is acquiring the commitments from the Golub SBIC Entities for the amount it would be required to pay the SBA for the same commitments in a direct qualification, the concerns that Section 57(a) are intended to address are not present.  Nevertheless, to avoid any concern in this area, Applicants respectfully request relief from Section 57(a)(1).

b.           Relief for Transactions Between Company and Subsidiaries

The Company would be a person related to the Subsidiaries in a manner described in Section 57(b) because it will, either directly or indirectly, own more than 99.9% of the voting securities of each Subsidiary.  Each Subsidiary would be a person related to the Company in a manner described in Section 57(b) because more than 99.9% of their voting securities are or will be owned by the Company.  Each Subsidiary would also each be a person related to each other Subsidiary in a manner described in Section 57(b) as long as they remain under the common control of the Company.

With respect to the prohibitions of Sections 57(a)(1) and (2), every purchase or sale transaction between any two of the Company and a Subsidiary must be analyzed from the point of view of each participant.  For example, it is conceivable that the acquisition by the Company of a limited partner interest in Golub SBIC in exchange for part of the Company’s investment portfolio could be deemed to be prohibited as: (i) a sale of a security (i.e., Golub SBIC’s limited partner interest) to a BDC (the Company); (ii) a sale of a security (i.e., a portfolio security of a BDC (the Company)) to Golub SBIC; and (iii) a purchase by Golub SBIC from a BDC (the Company) of a security (a portfolio security of the Company).  Similarly, any purchase or sale transaction between Golub SBIC and another Subsidiary could be deemed to be in violation of Section 57(a)(1) or (2).  This would be the case even though the Company’s shareholders would be the ultimate owners of all entities involved and therefore should be indifferent to transactions among such entities.  Thus, relief is required from Sections 57(a)(1) and (2).

In addition, there may be circumstances when it is in the interest of either the Company or its stockholders for a Subsidiary to invest in securities of an issuer that may be deemed to be a person related to the Company in a manner described in Section 57(b), or for the Company to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in Section 57(b), as in the case of a portfolio company deemed to be related to the Company or a Subsidiary as a result of such person’s ownership of more than 25% of the portfolio company’s stock.  Similarly, it may be desirable for a Subsidiary to invest in securities of an issuer that may be deemed to be a person related to another Subsidiary in the manner described in Section 57(b).

If the Company were to engage in these activities other than through Subsidiaries, such purchase or sale transactions with controlled affiliates would be permissible without Commission approval by virtue of Rule 57b-1.  The Commission made this clear in 1980 when, in adopting Rule 57b-1, it stated in relevant part:

However, non-controlled portfolio affiliates of a business development company are not among those persons whose participation in transactions with the business development company requires Commission approval (under Section 57(c) [15 U.S.C. 80a-56(c)]) or specific statutory findings regarding the transaction by the company’s board of directors (under Section 57(f) [15 U.S.C. 80a-56(f)]).  The legislative history of the 1980 Amendments indicates that Congress also did not intend to require Commission approval or such specific statutory findings by the board of directors of a business development company for transactions between the company and a controlled portfolio affiliate.  As the House Committee Report on the bill which became the 1980 Amendments states:

Conspicuously absent from the prohibitions in Section 57 against transactions with the business development company are persons which it controls or of which it holds at least 5% of the outstanding securities.  Also omitted from the prohibitions are persons affiliated with such so-called “downstream affiliates” of the business development company.  In this regard, it should be noted that the Commission has undertaken through rulemaking to exempt all investment companies from prohibitions relating to transactions solely between investment companies and such downstream affiliates.  The Committee again wishes to note that if experience demonstrates that under such exclusion from statutory prohibitions investors are not being adequately protected, the Committee would expect to revisit this area.

H.R. Rep. No. 1341, 96th Cong., 2d Sess. 48 (1980) [“Committee Report”] (emphasis added).  However, due to an apparently inadvertent drafting error, business development company transactions involving controlled portfolio affiliates and certain affiliated persons of such affiliates must be approved by the Commission.  The Commission proposes to correct this error by the instant rulemaking.6

As pointed out in the foregoing Committee Report, even if the Company were a registered investment company rather than a BDC, it would be exempt from prohibitions relating to transactions between itself and its downstream affiliates.7  Thus, it appears that purchase or sale transactions between a BDC and its downstream affiliates are exempt from the prohibitions of Sections 57(a)(1) and (2).

However, without the relief requested by this Application, purchase or sale transactions between any of the Subsidiaries and downstream controlled affiliates of the Company may violate Section 57(a)(1) or (2) of the 1940 Act.  Similarly, purchase or sale transactions between the Company and downstream controlled affiliates of a Subsidiary may violate Section 57(a)(1) or (2) because Rule 57b-1 may be read to exempt from the prohibitions of Section 57(a) only those affiliates of downstream controlled affiliates of a BDC that are affiliated within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.8  Thus, purchase or sale transactions between the Company and a portfolio company of which a Subsidiary owns more than 25 percent of the outstanding voting securities, and transactions between a Subsidiary and a portfolio company of which the Company or a Subsidiary owns more than 25 percent of the outstanding voting securities, might not be exempted by Rule 57b-1 from the prohibitions of Sections 57(a)(1) and (2).
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[6]	Investment Company Act Release No. 11493 (December 16, 1980).

[7]	See Rules 17a-6 and 17d-1(d)(5) and (6).

[8]
According to Section 2(a)(3)(C) and (D): “‘Affiliated person’ of another person means . . . (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person[.]” These subsections do not cover an entity that is deemed an affiliate because such entity owns 5 per centum or more of the voting power of the affiliate or vice versa.

4.           Requested Order

Golub SBIC and the Golub SBIC Entities respectfully request an Order of the Commission pursuant to Section 57(i) of the 1940 Act to permit the Transfer and the payment by Golub SBIC to a Golub SBIC Entity of an amount no greater than the costs Golub SBIC would incur in obtaining the SBA approved commitments through a direct qualification.

Additionally, the Applicants respectfully request, on behalf of themselves and any future Subsidiaries, an Order of the Commission pursuant to Section 57(c) of the 1940 Act, exempting from the provisions of Sections 57(a)(1) and (2) any transaction between the Company and one or more Subsidiaries, and any transaction between one Subsidiary and any other Subsidiary, with respect to the purchase or sale of securities or other property.  The Applicants also respectfully request an Order of the Commission exempting from the provisions of Sections 57(a)(1) and (2) any purchase or sale transaction between the Company and a controlled portfolio affiliate of a Subsidiary, and any purchase or sale transaction between a Subsidiary and a controlled portfolio affiliate of the Company or of another Subsidiary, but in either case only to the extent that any such purchase or sale transaction would not be prohibited if the Subsidiaries involved in the transaction were deemed to be part of the Company and not separate companies.  It is the intent of this request only to permit the Company and the Subsidiaries, all of whom are owned, directly or indirectly, by the Company’s shareholders, to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to their being structured as a parent and Subsidiaries of such parent.

C.          Section 57(i), Rule 17d-1 and Section 57(a)(4)

1.           Sections 57(a)(4), 57(i) and Rule 17d-1

Section 57(a)(4) of the 1940 Act makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC, or a company controlled by the BDC, is a joint or joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant.  Section 57(i) of the 1940 Act states that the rules and regulations of the Commission under Sections 17(a) and 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1) shall be deemed to apply to transactions subject to Section 57(a) of the 1940 Act until the adoption by the Commission of rules and regulations under Section 57(a).

Rule 17d-1 under the 1940 Act prohibits an affiliate (or, when applying Rule 17d-1 to implement Section 57(a)(4), a person related to a BDC in a manner described in Section 57(b)) acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such BDC, or a company controlled by such BDC, is a participant, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted.  Rule 17d-1(b) provides that, with respect to such an application, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the [1940] Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.           Need for Relief

As described previously, the Company and the Subsidiaries would be related to one another in a manner described in Section 57(b), based on the Company’s control of the Subsidiaries.  The joint transaction prohibition of Section 57(a)(4) and Rule 17d-1, taken together, would not apply to transactions involving two or more of the Company and the Subsidiaries because the Section 57(b) relationship would arise solely from the Company’s owning more than 25 percent of the voting securities of, or otherwise controlling, each of the Subsidiaries.  Therefore, Rule 57b-1 would exempt the Company and its controlled affiliates from the prohibitions of Section 57(a)(4).  However, a joint transaction in which a Subsidiary and the Company or another Subsidiary participates could be deemed to be prohibited under Section 57(a)(4) because the Company would not be a controlled affiliate of the Subsidiaries.

3.           Requested Order

Accordingly, the Company and its Subsidiaries respectfully request, on behalf of themselves and any future Subsidiaries, an Order of the Commission pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting any joint transaction that would otherwise be prohibited by Section 57(a)(4) of the 1940 Act in which a Subsidiary and the Company or another Subsidiary participate to the extent that such transaction would not be prohibited if the Subsidiaries participating in the transaction were deemed to be part of the Company and not separate companies.  As stated above, the intent of this request is only to permit the Company and its Subsidiaries to conduct their business in a manner otherwise permitted by the 1940 Act as if they were one company.

D.           Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.           The Company will at all times be the sole limited partner of any Subsidiary and the sole owner of the Subsidiary’s general partner, or otherwise own and hold beneficially all of the outstanding voting securities or other equity interests in the Subsidiary.

2.           No person shall serve or act as investment adviser to Golub SBIC or another Subsidiary unless the Board and the shareholders of the Company shall have taken such action with respect thereto that is required to be taken by the functional equivalent of the board of directors of Golub SBIC or of another Subsidiary and the shareholders of Golub SBIC or another Subsidiary as if Golub SBIC or such other Subsidiary were a BDC.

3.           Each of the managers of each Subsidiary shall be the Company, a Subsidiary of the Company or a person elected or appointed by the Company.

4.           The Company shall not issue or sell any senior security, and the Company shall not cause or permit Golub SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Golub SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Company, Golub SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)).  In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of Golub SBIC or another SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

5.           Upon approval of the SBIC Application by the SBA, the consideration paid by Golub SBIC to a Golub SBIC Entity with respect to the Transfer will not exceed the one percent up-front commitment fee the Golub SBIC Entities paid to the SBA at the time the commitments were issued.

III.	Procedural Matters

A.           Communications

Please address all communications concerning this Application and the Notice and Order to:

David B. Golub
GC Advisors LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050

Please address any questions and a copy of any communications concerning this Application, the Notice and the Order to:

David J. Harris
Thomas J. Friedmann
DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006

B.           Authorizations

Pursuant to Rule 02-(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by its Board on May 11, 2010 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 6(c), 57(c) and 57(i) of the Act and Rule 17d-1 under the Act, for an order granting exemptions from Sections 18(a), 57(a)(1), 57(a)(2) and 61(a) of the Act and authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act.  The Board also authorized the filing of this Application on behalf of its Subsidiaries: Golub SBIC, GP Managing Member and the General Partner.  Each person executing the Application on behalf of the Company, the Subsidiaries and the Adviser says that he has duly executed the Application for and on behalf of the Company, Subsidiaries or the Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of July, 2010.

GOLUB CAPITAL BDC, INC.

By: /s/ David B. Golub
Name:  David B. Golub
Title:    Chief Executive Officer

GC SBIC IV – GP, INC.

By: /s/ Gregory W. Cashman
Name:  Gregory W. Cashman
Title:    Vice President & Treasurer

GC SBIC IV – GP, LLC

By: /s/ Gregory W. Cashman
Name:  Gregory W. Cashman
Title:    Manager

GC SBIC IV, L.P.

By:  GC SBIC IV – GP, LLC, its general partner

By: /s/ Gregory W. Cashman
Name:  Gregory W. Cashman
Title:    Manager

LEG PARTNERS DEBENTURE SBIC, L.P.

By:  Golub Debenture GP, LLC, its general partner

By: /s/ Gregory W. Cashman
Name:  Gregory W. Cashman
Title:    Vice President

LEG PARTNERS III SBIC, L.P.

By:  Golub PS – GP, LLC, its general partner

By: /s/ Gregory W. Cashman
Name:  Gregory W. Cashman
Title:    Vice President

GC ADVISORS LLC

By: /s/ David B. Golub
Name:  David B. Golub
Title:    Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated July 8, 2010, for and on behalf of Golub Capital BDC, Inc., GC SBIC IV – GP, Inc., GC SBIC IV – GP, LLC, GC SBIC IV, L.P., LEG Partners Debenture SBIC, L.P., LEG Partners III SBIC, L.P. and GC Advisors LLC, as the case may be, that he holds the office with such entity as indicated below and that all actions by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GOLUB CAPITAL BDC, INC.

By: /s/ David B. Golub
Name:  David B. Golub
Title:    Chief Executive Officer

GC SBIC IV – GP, INC.

By: /s/ Gregory W. Cashman
Name:  Gregory W. Cashman
Title:    Vice President & Treasurer

GC SBIC IV – GP, LLC

By: /s/ Gregory W. Cashman
Name:  Gregory W. Cashman
Title:    Manager

GC SBIC IV, L.P.

By:  GC SBIC IV – GP, LLC, its general partner

By: /s/ Gregory W. Cashman
Name:  Gregory W. Cashman
Title:    Manager

LEG PARTNERS DEBENTURE SBIC, L.P.

By:  Golub Debenture GP, LLC, its general partner

By: /s/ Gregory W. Cashman
Name:  Gregory W. Cashman
Title:    Vice President

LEG PARTNERS III SBIC, L.P.

By:  Golub PS – GP, LLC, its general partner

By: /s/ Gregory W. Cashman
Name:  Gregory W. Cashman
Title:    Vice President

GC ADVISORS LLC

By: /s/ David B. Golub
Name:  David B. Golub
Title:    Vice Chairman

EXHIBIT A

Resolutions of the Board of Directors

WHEREAS, taking into account the Company’s capital structure, investment portfolio, sources of financing and business objectives, the Board of Directors has determined that it is in the best interests of the Company to diversify its assets and liabilities by forming and developing a small business investment company (“SBIC”), licensed with the United States Small Business Administration (the “SBA”);

WHEREAS, the Board of Directors has observed the synergies between operating the Company and an SBIC and recognizes that other industry peers have drawn the same conclusion and have successfully formed and are operating SBICs; and

WHEREAS, the Company desires to establish a wholly-owned subsidiary of the Company to act as the investment vehicle for the SBA venture.

NOW, THEREFORE, BE IT:

RESOLVED, that the Independent Directors, voting separately, and the entire Board of Directors hereby accept and approve to delegate to the Authorized Officers the process of forming an SBIC as a wholly-owned subsidiary of the Company and obtaining an SBIC license from the SBA and all prior actions of the Authorized Officers in such respect are hereby accepted, approved and ratified;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, individually authorized, empowered and directed in the name and on behalf of the Company, to execute and caused to be filed with the SEC any applications for exemptive relief, and any amendments deemed necessary or proper thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such Authorized Officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, individually authorized, empowered and directed in the name of and on behalf of the Company, to do or cause to be done each and every act necessary or convenient in connection with the preparation and execution of the foregoing resolutions.